Exhibit 99.1

YS Biopharma’s PIKA Rabies Vaccine Receives Phase 3 Clinical Trial
Approval From Philippines FDA

GAITHERSBURG, MD., June 1, 2023 /PRNewswire/ -- YS Biopharma Co., Ltd. (NASDAQ: YS) (“YS Biopharma” or the “Company”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced that its PIKA Rabies Vaccine (the “Vaccine”) was granted Phase 3 clinical trial approval from the Food and Drug Administration of the Philippines.

The Phase 3 clinical trial, which is planned to commence later in 2023, is a multi-center, multi-country study designed to evaluate the safety and immunogenicity of the Company’s PIKA Rabies Vaccine. The study will include approximately 4,500 subjects in the Philippines, Singapore, and Pakistan. Pending the successful completion of Phase 3 trials, YS Biopharma intends to submit New Drug Applications or Biologics License Applications to relevant regulatory authorities in order to commercialize the PIKA Rabies Vaccine. The Company plans to launch the sales and marketing of the Vaccine in North America, as well as in countries throughout Asia, Africa, Europe, the Middle East, and Central and South America.

The PIKA Rabies Vaccine is a novel vaccine powered by YS Biopharma’s proprietary PIKA adjuvant technology to induce accelerated immunity and produce a higher immune response. It was granted orphan-drug designation (ODD) by the US FDA for prevention of rabies infection including post-exposure prophylaxis (PEP) for rabies. The PIKA Rabies Vaccine has the potential to become the first accelerated three-visit one-week regimen, superior to the currently available vaccine with a five-visit one-month or three-visit three-week regimen. The Company has completed Phase 1 and Phase 2 clinical trials of the Vaccine in Singapore. Another Phase 1 trial was conducted in China to confirm the optimum dose and regimen to be used. All three clinical trials have shown that the PIKA Rabies Vaccine is safe, tolerable, and immunogenic. Recently, YS Biopharma also won approval to conduct Phase 3 clinical trials of the Vaccine in Singapore and Pakistan.

Rabies is a vaccine-preventable, zoonotic, viral disease affecting the central nervous system. It has a case-fatality rate of almost 100%, the highest among known infectious diseases, and there is currently no cure for rabies infection. According to the World Health Organization, an estimated 59,000 people die of rabies annually in over 150 countries, with 95% of cases occurring in Asia and Africa. Over 30% of rabies victims are children, and the disease remains a significant challenge to the global public health system. The devastating nature of the disease underscores the critical importance of developing a new generation of rabies vaccines that are capable of providing more effective and accelerated immune protection compared to the vaccines presently on the market.

Dr. Zenaida Mojares, Chief Medical Officer of YS Biopharma, commented, “Our recent approval to conduct Phase 3 clinical trials of our PIKA Rabies Vaccine in the Philippines is a key step in advancing the clinical development of this life-saving vaccine. Moving forward, our focus remains on generating robust clinical data that could demonstrate its clinical advantages and benefits as a new standard of care. The fight against rabies is far from over, and we will continue dedicating our innovation and expertise to this pivotal battle against a preventable tragedy.”

About YS Biopharma

YS Biopharma is a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a new generation of preventive and therapeutic biologics targeting Rabies, Coronavirus, Hepatitis B, Influenza, Shingles, and other virus infections. YS Biopharma operates in China, the United States, Singapore, and the Philippines, and is led by a management team that combines rich local expertise and global experience in the biopharmaceutical industry. For more information, please visit investor.ysbiopharm.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the expected growth of YS Biopharma, the development progress of all product candidates, the progress and results of all clinical trials, YS Biopharma’s ability to source and retain talent, and the cash position of YS Biopharma following the closing of the Business Combination. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether identified in this press release, and on the current expectations of YS Biopharma’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although YS Biopharma believes that it has a reasonable basis for each forward-looking statement contained in this press release, YS Biopharma cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the final prospectus relating to the proposed Business Combination, and other documents filed by YS Biopharma from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

YS Biopharma cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to recognize the anticipated benefits of the Business Combination, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings, the sales performance of the marketed vaccine product and the clinical trial development results of the product candidates of YS Biopharma, and other risks and uncertainties, including those included under the heading “Risk Factors” in the final prospectus filed with the SEC on February 8, 2023, as supplemented on February 21, 2023, and other filings with the SEC. There may be additional risks that YS Biopharma does not presently know or that YS Biopharma currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of YS Biopharma as of the date of this press release. Subsequent events and developments may cause those views to change. However, while YS Biopharma may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of YS Biopharma as of any date subsequent to the date of this press release. Except as may be required by law, YS Biopharma does not undertake any duty to update these forward-looking statements.

Investor Relations Contact

Robin Yang

Partner, ICR, LLC

Tel: +1 (212) 537-4035

Email: YSBiopharma.IR@icrinc.com